Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

For the month of May 2002

Commission File Number 1-11854

NATUZZI INDUSTRIES S.p.A.

(Translation of Registrant's name into English)

Via Iazzitiello 47
70029 Santeramo, Italy
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F _x_ Form 40-F __

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes _ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-__.)

FOR IMMEDIATE RELEASE

NATUZZI

www.natuzzi.com

NYSE: NTZ

Natuzzi S.p.A.

Via Iazzitiello 47, 70029 Santeramo (BA) Italy
tel. +39 080 8820111 - fax +39 080 8820241

From:	Investor Relations Dept., E-mail: investor_relations@natuzzi.com
Direct Dial:	+39 080 8820215
Date:	May 21, 2002
Subject:	First-Quarter 2002 financial results and conference call
Pages:	9 (including this page)

This is an automatic message, please do not interrupt.
If fax is illegible or incomplete, please call +39 080 8820215 for re-transmission.

Natuzzi S.p.A.

FIRST-QUARTER 2002 TELECONFERENCE

Senior management will review first-quarter 2002 financial results. The review will be followed by a question and answer session.

Pasquale Natuzzi
Chairman of the Board and Chief Executive Officer

Giuseppe Desantis
Vice Chairman of the Board

Fred Starr
President and Chief Executive Officer, Natuzzi Americas

and

Nicola Dell'Edera
Finance Director

Wednesday, May 22, 2002
10:00 a.m. (New York time)
3:00 p.m. (London time)
4:00 p.m. (Italian time)

A webcast of this event will be available at:
www.natuzzi.com

NATUZZI

www.natuzzi.com

FOR IMMEDIATE RELEASE

NATUZZI ANNOUNCES FIRST-QUARTER 2002 FINANCIAL RESULTS

Net Income Up 16.6% on Revenue Growth of 4.3%

Santeramo in Colle, Bari, Italy – May 21, 2002 - Natuzzi S.p.A. (NYSE: NTZ) ('Natuzzi' or 'the Company'), the world's leading manufacturer of leather-upholstered furniture, today announced financial results for the first quarter ended March 31, 2002.

Natuzzi's first-quarter 2002 net sales increased 4.3 percent to EUR 213.6 million, or $187.3 million, compared to the first quarter of 2001. During the same period, net income increased 16.6 percent to EUR 25.3 million, or $22.2 million, while earnings per share (ADR) increased 18.6 percent to EUR 0.46, or $0.41, from EUR 0.39, or $0.36.

Results for both periods include adjustments in allowances for unrealized gains or losses on forward exchange contracts that do not hedge on- or off- balance sheet items. The first quarter of 2002 included a favorable after-tax adjustment of EUR 0.5 million and the first quarter of 2001 included an unfavorable after-tax adjustment of EUR 2.3 million. Excluding the adjustments in both periods, net income for first-quarter 2002 would have been EUR 0.45 per ADR, 4.7 percent higher than the EUR 0.43 in first-quarter 2001 In US dollar terms, net income per ADR, excluding the same allowances, would have been $0.40 in both periods.

First-quarter 2002 net cash flow from operations totaled EUR 18.4 million, or $16.1 million, down 17.1 percent from EUR 22.2 million, or $20.5 million, in the same period last year. On a per ADR basis, net operating cash flow was EUR 0.34, or $0.30, a decrease of 15.6 percent from last year.

Pasquale Natuzzi, Chairman and Chief Executive Officer, said: "We are pleased with first-quarter earnings, which benefited from lower-than-expected leather prices and transportation costs. Furniture sales rose at a slower pace in the first quarter, but our plan calls for an increase in production capacity in order to achieve our target of low double-digit unit growth for 2002."

Of Natuzzi's EUR 195.4 million in net upholstery sales in the first quarter, total leather-upholstered furniture sales were EUR 163.0 million or $143.0 million, 0.9 percent below the year-earlier period. Fabric-upholstered sales rose 57.3 percent to EUR 32.4, or $28.4 million.

Other sales (principally living-room accessories and raw materials produced by the Company and sold to third parties) decreased 7.1 percent to EUR 18.2 million, or $16.0 million.

Total seat units sold in the first quarter of 2002 increased 4.7 percent over the prior year's quarter to 772,485 seats. During the same period, unit volume in the Americas rose 8.0 percent to 386,294 seats, while unit volume in Europe (including Italy) increased 3.7 percent to 346,759 seats. Seats sold in the Rest of the World decreased 14.2 percent to 39,432 units because of lower retail sales reported in the region.

During the first quarter, total net sales to Divani & Divani by Natuzzi and Natuzzi stores increased 28.9% over the prior year's quarter to EUR 27.5 million, or $24.1 million. Two new

stores were opened during the quarter, bringing the total number of Divani & Divani and Natuzzi stores to 115 in Italy and 52 outside Italy, respectively.

First-quarter 2002 gross profit increased 10.0 percent to EUR 78.4 million, or $68.8 million, compared to last year's quarter. Over the same period, Natuzzi's gross profit margin increased to 36.7 percent from 34.8 percent, primarily due to lower leather prices.

First-quarter 2002 operating income increased 1.0 percent to EUR 31.6 million, or $27.7 million, compared to the year-earlier period, while the operating margins for each quarter were 14.8 percent and 15.3 percent, respectively.

In the first quarter of 2002, Natuzzi had a net foreign exchange gain of EUR 0.3 million, or $0.3 million versus a loss of EUR 4.7 million, or $4.3 million, reported in the first quarter 2001.

Income taxes for first-quarter 2002 were EUR 7.1 million, or $6.2 million, representing an effective tax rate of 21.9 percent compared to 23.9 percent rate in the prior year's quarter.

Concluded Mr. Natuzzi "Currently, we are experiencing order flow at low double-digit growth rate. If the current trends in orders and costs continue for the remainder of the year, we might exceed our net profit margin forecast of 8 to 9 percent for 2002."

The first-quarter 2002 and 2001 dollar figures presented in this announcement were converted at an average noon buying rate of EUR 0.8770 per US dollar and EUR 0.9221 per US dollar, respectively.

ABOUT NATUZZI S.P.A.

Founded in 1959 by Pasquale Natuzzi, Natuzzi S.p.A. designs and manufactures a broad collection of leather upholstered residential furniture.

Italy's largest furniture manufacturer, Natuzzi is the global leader in the leather segment, exporting its innovative, high-quality sofas and armchairs to 123 markets on 5 continents. Cutting-edge design, superior Italian craftsmanship, and advanced, vertically-integrated manufacturing operations underpin the Company's market leadership.

Since 1990, Natuzzi has sold its furnishings in Italy through the popular Divani & Divani by Natuzzi chain of 115 stores, which it licenses to qualified furniture dealers. Outside Italy, the Company sells to various furniture retailers, as well as through 52 licensed Divani & Divani by Natuzzi and Natuzzi branded stores.

Natuzzi S.p.A. was listed on the New York Stock Exchange on May 13, 1993. The Company is ISO 9001 and 14001 certified.

Statements in this press release other than statements of historical fact are "forward-looking statements". Forward–looking statements are based on management's current expectations and beliefs and therefore you should not place undue reliance on them. These statements are subject to a number of risks and uncertainties, including risks that may not be subject to the Company's control, that could cause actual results to differ materially from those contained in any forward-looking statement. These risks include, but are not limited to, fluctuations in exchange rates, economic and weather factors affecting consumer spending, competitive and regulatory environment, as well as other political, economical and technological factors, and other risks identified from time to time in the Company's filings with the Securities and Exchange Commission, particularly in the Company's annual report on Form 20-F. Forward looking statements speak as

of the date they were made, and the Company undertakes no obligation to update publicly any of them in light of new information or future events.

For further details please contact:

Investor Relations Dept.
Tel.: +39-080-8820-215
Fax: +39-080-8820-241
E-mail: investor_relations@natuzzi.com

Corporate Press Office
Tel.: +39-080-8820-124
Fax: +39-080-8820-508
E-mail: relazioni.esterne@natuzzi.com

-tables follow-

NATUZZI

www.natuzzi.com

NATUZZI S.p.A. AND SUBSIDIARIES
Unaudited Consolidated Statement of Earnings
for the quarter ended March 31, 2002 and 2001 on the basis of Italian GAAP
(expressed in millions of € except per share data)

	1st Quarter 2002	% Sales	1st Quarter 2001	% Sales	% Change
Upholstery net sales	195.4		185.1		5.6%
Other sales	18.2		19.6		-7.1%
Net Sales	**213.6**	**100%**	**204.7**	**100%**	4.3%
Purchases	(90.3)		(102.1)		-11.6%
Labor	(29.8)		(24.9)		19.7%
Third-party Manufacturers	(9.9)		(13.7)		-27.7%
Manufacturing Costs	(7.0)		(5.5)		27.3%
Inventories, net	1.8		12.8		-85.9%
Cost of Sales	**(135.2)**		**(133.4)**		1.3%
Gross Profit	**78.4**	**36.7%**	**71.3**	**34.8%**	10.0%
Selling Expenses	(37.9)		(33.2)		14.2%
General and Administrative Expenses	(8.9)		(6.8)		30.9%
Operating Income	**31.6**	**14.8%**	**31.3**	**15.3%**	1.0%
Interest Income, net	0.2		0.9		
Foreign Exchange, net	0.3		(4.7)		
Other Income, net	0.4		1.0		
Earnings before taxes and minority interest	**32.5**		**28.5**		14.0%
Income taxes	(7.1)		(6.8)		4.4%
Earnings before minority interest	**25.4**		**21.7**		17.1%
Minority Interest	(0.1)		0		
Net Earnings	**25.3**	**11.8%**	**21.7**	**10.6%**	16.6%
Earnings per Share	0.4623		0.3898		18.6%
Average Number of Shares Outstandings*	54,681,628		55,700,036		

(*) Net of shares repurchased

1 EUR = 1,936.27 ITL

KEY FIGURES IN U.S. DOLLARS

	1st Quarter 2002	1st Quarter 2001
Net Sales	187.3	188.8
Gross Profit	68.8	65.7
Operating Profit	27.7	28.9
Net Earnings	22.2	20.0
Earnings per Share in U.S. dollars	0.41	0.36
Average exchange rate (Euro per U.S. dollar)	0.8770	0.9221

NATUZZI

www.natuzzi.com

GEOGRAPHIC BREAKDOWN

	Sales (Expressed in millions of €)			Seat Units		
	1st Quarter 2002	1st Quarter 2001	% Change	1st Quarter 2002	1st Quarter 2001	% Change
Americas	**97.5**	**95.6**	2.0%	**386,294**	**357,831**	8.0%
% of total	49.9%	51.6%		50.0%	48.5%	
Europe	**65.4**	**60.5**	8.1%	**254,840**	**252,986**	0.7%
% of total	33.5%	32.7%		33.0%	34.3%	
Italy	**23.1**	**19.1**	20.9%	**91,919**	**81,355**	13.0%
% of total	11.8%	10.3%		11.9%	11.0%	
Rest of world	**9.4**	**9.9**	-5.1%	**39,432**	**45,941**	-14.2%
% of total	4.8%	5.4%		5.1%	6.2%	
TOTAL	**195.4**	**185.1**	**5.6%**	**772,485**	**738,113**	**4.7%**

BREAKDOWN BY COVERING

	Sales (Expressed in millions of €)			Seat Units		
	1st Quarter 2002	1st Quarter 2001	% Change	1st Quarter 2002	1st Quarter 2001	% Change
Leather	**163.0**	**164.5**	-0.9%	**605,531**	**630,743**	-4.0%
% of total	83.4%	88.9%		78.4%	85.5%	
Fabric	**32.4**	**20.6**	57.3%	**166,954**	**107,370**	55.5%
% of total	16.6%	11.1%		21.6%	14.5%	
TOTAL	**195.4**	**185.1**	**5.6%**	**772,485**	**738,113**	**4.7%**

NATUZZI

www.natuzzi.com

NATUZZI S.p.A. AND SUBSIDIARIES

Unaudited Consolidated Balance Sheet

as of March 31, 2002 and December 31, 2001

(Expressed in millions of €)

	March 31 2002	December 31 2001
ASSETS		
Current Assets:		
Cash and cash equivalents	210.2	208.3
Marketable debt securities	0	0
Trade receivables, net	154.2	138.2
Other receivables	51.9	54.6
Inventories	89.7	87.9
Unrealized foreign exchange gain	0	0
Prepaid expenses and accrued income	3.3	0.9
Deferred income taxes	2.2	2.0
Total current assets	511.5	491.9
Non-Current Assets:		
Net property, plant and equipment	190.2	183.1
Treasury shares	37.8	37.8
Other assets	4.5	4.0
Deferred income taxes	0	0
Total Assets	744.0	716.8
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities:		
Short-term borrowings	129.6	134.5
Current portion of long-term debt	1.0	1.0
Accounts payable-trade	86.8	82.3
Accounts payable-other	14.1	14.6
Allowance for unrealized foreign exchange losses	0.1	0.9
Income taxes	5.6	5.6
Salaries, wages and related liabilities	15.8	13.6
Total current liabilities	253.0	252.5
Long-Term Liabilities:		
Employees' termination indemnity	23.1	22.2
Long-term debt	3.2	3.3
Deferred income taxes	0.1	0.1
Accrued expenses and deferred income	4.0	4.0
Other liabilities	4.7	4.7
Minority Interest	1.6	1.5
Shareholders' Equity:		
Share capital	57.5	57.5
Reserves	70.4	70.4
Additional paid-in capital	8.3	8.3
Retained earnings	318.1	292.3
Total shareholders' equity	454.3	428.5
Total Liabilities and Shareholders' Equity	744.0	716.8

NATUZZI

www.natuzzi.com

NATUZZI S.p.A. AND SUBSIDIARIES

Unaudited Consolidated Statements of Cash Flows
Quarter ended March 31, 2002 and 2001
(Expressed in millions of €)

	1st Q 2002	1st Q 2001
Cash flows from operating activities:		
Net earnings	25.3	21.7
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	4.0	2.6
Employees' termination indemnity	0.8	0.3
Deferred income taxes	(0.2)	(0.1)
Minority interest	0.1	0.0
(Gain) loss on disposal of assets	0.0	0.0
Change in provision for unrealized foreign exchange losses	(0.8)	3.5
Change in assets and liabilities:		
Receivables, net	(16.0)	(9.1)
Inventories	(1.8)	(12.8)
Prepaid expenses and accrued income	(2.4)	(2.3)
Other assets	2.8	(0.6)
Accounts payable	4.5	11.3
Income taxes	0.0	6.6
Salaries, wages and related liabilities	2.2	1.4
Other liabilities	(0.1)	(0.3)
Total adjustments	(6.9)	0.5
Net cash provided by operating activities	18.4	22.2
Cash flows from investing activities:		
Property, plant and equipment:		
Additions	(11.7)	(25.1)
Disposals	0.2	0.2
Government grants received	0.0	0.0
Marketable debt securities:		
Purchases	0.0	0.0
Proceeds from maturities	0.0	0.0
Proceeds from sales	0.0	0.0
Purchase of business, net of cash acquired	0.0	0.0
Purchase of minority interest	0.0	(0.2)
Net cash used in investing activities	(11.4)	(25.1)

Cash flows from financing activities:		
Long-term debt repayments	0.0	0.0
Short-term borrowings	(4.9)	32.0
Exercise of stock options	0.0	0.0
Treasury shares	0.0	(10.5)
Dividends paid	0.0	0.0
Dividends paid to minority shareholders	0.0	0.0
Net cash used in financing activities	(4.9)	21.5
Effect of translation adjustments on cash	(0.1)	0.0
Increase (decrease) in cash and cash equivalents	1.9	18.6
Cash and cash equivalents, beginning of the quarter	208.3	94.6
Cash and cash equivalents, end of the quarter	210.2	113.2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INDUSTRIE NATUZZI S.p.A.
(Registrant)

Date: May 23, 2002

By: ________________________
Giuseppe Desantis